UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34857 / March 15, 2023

_____
                                                              :
In the Matter of   :
                                                              :
The RBB Fund, Inc.   :
615 East Michigan Street   :
Milwaukee, Wisconsin 543202   :
                                                              :
Summit Global Investments, LLC   :
620 South Main Street   :
Bountiful, Utah 84010   :
                                                              :
Quasar Distributors, LLC   :
111 East Kilbourn Avenue, Suite 2200   :
Milwaukee, Wisconsin 53202   :
                                                              :
(812-15356)   :
                                                              :
_____

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF
1940

The RBB Fund, Inc., Summit Global Investments, LLC, and Quasar Distributors, LLC filed an
application on June 22, 2022, and amendments to the application on September 26, 2022,
November 1, 2022, and November 29, 2022, requesting an order under section 6(c) of the
Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1),
22(d) and 22(e) of the Act and rule 22c-1 under the Act and under sections 6(c) and 17(b) of the
Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act.

The order permits: (a) The Funds (as defined in Applicants' application) to issue shares
("Shares") redeemable in large aggregations only ("creation units"); (b) secondary market
transactions in Shares to occur at negotiated market prices rather than at net asset value; (c)
certain Funds to pay redemption proceeds, under certain circumstances, more than seven days
after the tender of Shares for redemption; and (d) certain affiliated persons of a Fund to deposit
securities into, and receive securities from, the Fund in connection with the purchase and
redemption of creation units. The relief in the Order would incorporate by reference terms and

conditions of the same relief of a previous order granting the same relief sought by applicants, as that order may be amended from time to time ("Reference Order"). [1]

On February 17, 2023, a notice of the filing of the application was issued (Investment Company Act Release No. 34836) (the "Notice"). The Notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of The RBB Fund, Inc., et al. (File No. 812-15356),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,
Assistant Secretary.

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[1] Blue Tractor ETF Trust and Blue Tractor Group, LLC, Investment Company Act Rel. Nos. 33682 (November 14, 2019) (notice) and 33710 (December 10, 2019) (order).